Exhibit 10.20
NONQUALIFIED STOCK OPTION AGREEMENT

THIS AGREEMENT is made this day of 14 May 2018, by and between
Travelzoo ("Company"), and Sharry Sun ("Optionee"). Reference is made to the Service Agreement (“Service Agreement”) entered into by and between the Company and Optionee, for services commencing on May 14, 2018.

WHEREAS, the Company and Optionee intend that Optionee will be providing services for the Company pursuant to a Service Agreement, and the Company and Optionee may subsequently enter into an employment agreement between the parties;

WHEREAS, the Company desires to grant to Optionee the option to purchase certain shares of its stock, in accordance with the terms of this Agreement, which such option is intended to be a nonstatutory stock option that is not intended to be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended; and

NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, it is covenanted and agreed as follows:

1.    Grant and Terms of Option. Pursuant to action of the Board of Directors of the Company (“Board of Directors”), the Company grants, effective May 14, 2018, (“Date of Grant”), to Optionee the option to purchase all or any part of Fifty Thousand (50,000) shares of the common stock of the Company ("Common Stock"), to vest annually over a period of four (4) years as set forth in the below table, at the purchase price of $14.70 per share, which is the fair market value of the Common Stock determined as the official NASDAQ closing share price on the Date of Grant; provided, however, that the right to exercise such option shall be, and is hereby, restricted as follows:

(a)    No shares may be purchased prior to May 14, 2019. Subject to the terms of this Agreement, the 50,000 stock options shall vest annually as follows:

Vesting Date	Percentage of Stock Options Vesting
On May 14, 2019	25%
On May 14, 2020	25%
On May 14, 2021	25%
On May 14, 2022	25%

On or after May 14, 2022, during the term hereof, Optionee will have become entitled to purchase the entire number of shares (50,000 shares) to which this option relates.

(b)    In no event may this option or any part thereof be exercised after the expiration of ten (10) years from the Date of Grant, which shall be the term of the option.

(c)    The purchase price of the shares subject to the option may be paid for (i) in cash, (ii) in the discretion of the Board of Directors or the Compensation Committee, by tender of shares of Common Stock already owned by Optionee, or (iii) in the discretion of the Board of Directors or the Compensation Committee, by such other method as the Board of Directors or the Compensation Committee may determine.

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(d)    The option may not be exercised for a fraction of a share.

(e)    The option may not be exercised if Optionee is no longer employed by the Company subject to the provisions of Section 4 of this Agreement.

(f)    The option may not be exercised if shareholder approval is not received.

2.    Anti-Dilution Provisions. In the event that, during the term of this Agreement, there is any change in the number of shares of outstanding Common Stock of the Company by reason of stock dividends, recapitalizations, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, not including any issuances of shares for consideration or capital increases by the company, the number of shares covered by this option agreement and the price thereof shall be adjusted, to the same proportionate number of shares and price as in this original agreement.

3.    Non-Transferability. Neither the option hereby granted nor any rights thereunder or under this Agreement may be assigned, transferred or in any manner encumbered except by will or the laws of descent and distribution, and any attempted assignment, transfer, mortgage, pledge or encumbrance except as herein authorized, shall be void and of no effect.
The option may be exercised during Optionee's lifetime only by Optionee or her guardian or legal representative as set forth herein.

4.    Termination of Service Agreement/ Employment. In the event of the termination of the Service Agreement prior to its expiration, or to the extent the Company terminates employment of Optionee, including upon death or disability, Optionee’s (or, in the event of death, the legatee or legatees of Optionee under her last will, or her personal representatives or distributees) right to exercise the option, only to the extent it was vested and she was entitled to exercise it on the date of termination of services or employment, shall continue for 90 days after such termination but not after ten (10) years from the Date of Grant. If the Optionee (or, in the event of death, the legatee or legatees of Optionee under her last will, or her personal representatives or distributees) does not exercise the option within 90 days following such termination of Employment, any unexercised vested option shall be null and void.

5.    Method of Exercise/Shares Issued on Exercise of Option. The option may be exercised (in whole or in part) at any time during the period specified in this Agreement, by delivering to the Secretary of the Company not less than 30 days prior to the date of exercise (or such shorter period as the Company shall approve) (a) a written notice of exercise designating the number of shares to be purchased, signed by Optionee, and (b) payment of the full amount of the purchase price of the shares with respect to which the option is exercised. If the written notice of exercise is delivered by mail, or by any other means of delivery, the date of delivery and the date of exercise shall be the date the written notice is actually received by the Secretary. It is the intention of the Company that on any exercise of this option it will transfer to Optionee shares of its authorized but unissued stock or transfer Treasury shares, or utilize any combination of Treasury shares and authorized but unissued shares, to satisfy its obligations to deliver shares on any exercise hereof. No rights of a shareholder shall exist with respect to the Common Stock under this option as a result of the mere grant of this option.

Notwithstanding anything to the contrary herein, the Board of Directors or the Compensation Committee shall determine the methods by which payments are made with respect to the

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options granted under this Agreement, the form of payment including, without limitation: (i) cash, (ii) shares of stock (including, in the case of payment of the exercise price of an award, shares of stock issuable pursuant to the exercise of the award) held for such period of time as may be required by the Board of Directors or the Compensation Committee in order to avoid adverse accounting consequences and having a fair market value on the date of delivery equal to the aggregate payments required, or (iii) other property acceptable to the Board of Directors or the Compensation Committee (including through the delivery of a notice that Optionee has placed a market sell order with a broker with respect to shares of stock then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale). The Board of Directors or the Compensation Committee shall also determine the methods by which shares of stock shall be delivered or deemed to be delivered to Optionee.

6.    Board Administration. The Board of Directors, the Compensation Committee, or any successor or committee authorized by the Board of Directors, subject to the express terms of this option, shall have plenary authority to interpret any provision of this option and to make any determinations necessary or advisable for the administration of this option and the exercise of the rights herein granted, and may waive or amend any provisions hereof in any manner not adversely affecting the rights granted to Optionee by the express terms hereof.

7.    Option not an Incentive Stock Option. It is intended that this option shall not be treated as an incentive stock option under Section 422 of the Internal Revenue Code of
1986, as amended, or otherwise qualify for any special tax benefits to Optionee.

8.    No Contract of Employment. Nothing contained in this Agreement shall be considered or construed as creating a contract of employment for any specified period of time.

9.    Restrictions on Exercise. This option may not be exercised if the issuance of Common Stock upon Optionee’s exercise or the method of payment of consideration for such Common Stock would constitute a violation of any applicable Federal or state securities law or other applicable law or regulation. As a condition to the exercise of this option, the Company may require Optionee to make any representations and warranty to the Company as may be required by any applicable law or regulation.

10.    Termination of Option. Notwithstanding anything to the contrary herein, this option shall not be exercisable after the expiration of the term of ten (10) years from the Date of Grant, as set forth in Section 1(b) hereof.

11.    Withholding upon Exercise. The Company reserves the right to withhold, in accordance with any applicable laws, from any consideration payable to Optionee any taxes required to be withheld by Federal, state or local law as a result of the grant or exercise of this option. If the amount of any consideration payable to Optionee is insufficient to pay such taxes or if no consideration is payable to Optionee, upon request of the Company, Optionee shall pay to the Company in cash an amount sufficient for the Company to satisfy any Federal, state or local tax withholding requirements it may incur as a result of the grant or exercise of this option.

12.    Severability. Any word, phrase, clause, sentence or other provision herein which violates or is prohibited by any applicable law, court decree or public policy shall be modified as necessary to avoid the violation or prohibition and so as to make this Agreement enforceable as fully as possible under applicable law, and if such cannot be so modified, the

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same shall be ineffective to the extent of such violation or prohibition without invalidating or affecting the remaining provisions herein.

13.    Non-Waiver of Rights. The Company’s failure to enforce at any time any of the provisions of this agreement or to require at any time performance by Optionee of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this agreement, or any part hereof, or the right of the Company thereafter to enforce each and every provision in accordance with the terms of this agreement.

14.    Entire Agreement; Amendments. No modification, amendment or waiver of any of the provisions of this agreement shall be effective unless in writing specifically referring hereto, and signed by the parties hereto. This agreement supersedes all prior agreements and understandings between Optionee and the Company to the extent that any such agreements or understandings conflict with the terms of this agreement.

15.    Assignment. This agreement shall be freely assignable by the Company to and shall inure to the benefit of, and be binding upon, the Company, its successors and assigns and/or any other entity which shall succeed to the business presently being conducted by the Company.

16.    Governing Law. To the extent that Federal laws do not otherwise control, all determinations made or actions taken pursuant hereto shall be governed by the laws of the state of New York, without regard to the conflict of laws rules thereof.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by the undersigned officer pursuant to due authorization, and Optionee has signed this Agreement to evidence her acceptance of the option herein granted and of the terms hereof, all as of the date hereof.

TRAVELZOO

By
Title:

Sharry Sun
Title:	Global Head of Brand

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